October 19, 2007

Via Facsmile and Regular Mail

Max Berueffy, Esquire
Senior Associate Counsel
Protective Life Corporation
P.O. Box 2606
Birmingham, AL 35202

>   Re: Protective Variable Annuity Account
>   Protective Life Insurance Company/Protective Access XL
>   Initial Registration Statement on Form N-4
>   File Nos. 333-145621 and 811-05618

Dear Mr. Berueffy:

        The staff has reviewed the above-referenced registration statement, which the Commission received on August 22, 2007. In light of the representations in your cover letter dated August 22, 2007, we conducted a selective review.   Based on our review, we have the following comments on the registration statement:

1. Fees and Expenses Table (pages 4-7)
   (a). For the ValuePay Fee shown in the "Periodic Charges" table, please show only the fee in the right hand column. The words describing how the fee is calculated should be deleted. The basis on which the fee is calculated is already shown in parentheses following the name of the fee.   Please also show the maximum charge first.

   (b). Please provide a general description of "death benefit values" and "Benefit Base" in the footnotes to the "Periodic Charges" table.

   (c). In the "Example of Charges" section, please shown the example with the highest charges first.

2. Summary (pages 7-9)
    (a). In the last sentence of the "Can I cancel the Contract" paragraph, please revise the language so that in states which require the return of Purchase Payments, the Company will return the greater of Contract Value or Purchase Payments   Please also make this change in the last sentence in the first paragraph of the "Right to Cancel"

section (page 21).

(b). Please note in the "Secure Pay" paragraph that aggregate annual withdrawals in excess of the prescribed limits will adversely affect future withdrawals.

3. <u>Condensed Financial Information</u>
Immediately following the "Summary," please provide a cross-reference to Appendix C and indicate where the required financial statements may be found per Item 4(b).

4. <u>Protective Variable Annuity Separate Account (pages 9-10)</u>
(a). Please revise the second sentence of the second paragraph to conform with Item 5(b)(ii): The assets of the Variable Account will not be charged with liabilities that arise from any other business of Protective Life.   Please also revise the third sentence to clarify that Protective Life may only transfer from the separate account seed capital and earned fees and charges.

(b). The prospectus provides only a general description of the range of model portfolios. Please provide more detail about each of the model portfolios.

5. <u>High Income Fund/VA, Service Shares (page 14)</u>
Please indicate that these securities are commonly known as junk bonds.

6. <u>12b-1 Fees (Page 16)</u>
Please clarify whether Protective receives any 12b-1 fees from any funds underlying a fund of funds.

7. <u>The DCA Fixed Account(s) (pages 29-30)</u>
(a). In the first paragraph of this section, please revise the last sentence to read that disclosures about the fixed accounts "are," rather than "may be" subject to certain generally applicable provisions of the federal securities law.

(b). In the third paragraph, please add a sentence that the assets in the DCA Fixed Accounts are subject to claims by creditors of Protective Life.

8. <u>Annuity Commencement Date (page 54)</u>
Please specify the earliest date for the commencement of the annuity.

9. <u>Changing the Annuity Commencement Date (page 54)</u>
Please indicate whether a variable payment option may be elected if a new Annuity Commencement Date that is less than 3 years after the most recent Purchase Payment is selected.

10. <u>Annuity Options (page 56)</u>
Please provide that the company will give notice before annuitizing utilizing the default option.

11. <u>General Matters (page 67-69)</u>
Please provide your basis for inclusion, or delete this section, as it creates a potential conflict between the terms of the prospectus and the contract (and related documents).   Under the securities law, the prospectus, rather than the contract, controls.

12. <u>Part C</u>
Please attach a Power of Attorney that specifically relates to this registration statement.   A Power of Attorney filed in another registration statement cannot be used in this registration statement and incorporated by reference. <u>See</u> Rule 483(b) of the l933 Act.

13. <u>Exhibits</u>
Please include the exhibit number in the original filing for all documents incorporated by reference.

14. <u>Financial Statements, Exhibits, and Other Information</u>
Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

15. <u>Tandy Comment</u>
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

       Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

       Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

       If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products